HORN SILVER MINES, INC.
               701 Clift Building, 10 West Broadway
                    Salt Lake City, Utah 84101

                         January 27, 1997


Dear fellow Shareholder:

     Lack of funds and the high cost of mailing has unfortunately limited correspondence with shareholders during the past several years. A description of your Company's recent business activities is contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as filed with the Securities and Exchange Commission. A copy of the Form 10-KSB will be mailed to you with the Proxy Statement and Proxy relating to the Annual Meeting of Shareholders to be held February 21, 1997.

     It has become necessary for the Company to undertake a reorganization in order to continue progress on its patented mining claims in Beaver County, Utah. Officers and directors of the Company have engaged in negotiations for several years in an effort to secure joint venture agreements with major mining companies, junior companies and individuals without significant success. During the past six months, however, we have been negotiating with PAB Oil & Mining Inc. ("PAB"), a Utah-based mining company which is already familiar with our properties, is adequately financed, and managed by well known and reputable individuals.

     In the event the results of the accompanying proxy solicitation are successful, it is my intention to resign as your Company's President, Chief Executive Officer and Treasurer, effective March 1, 1997. Subject to my being re-elected as a director at the February 14, 1997 Shareholders meeting, I will continue to serve at least as a director. I am 78 years of age and have served as President and Chief Executive Officer since 1984 and as an officer of the Company since 1971.

     The terms of the proposed Option Agreement with PAB in which PAB may purchase up to 75% of the outstanding shares of Company's Common Stock for the sum of $850,000, are described in the accompanying Proxy Statement. For your information, PAB's principal asset is the Buffalo Valley group of unpatented mining claims located in Nevada. PAB's prior operations included gold heap leaching of surface gold ores on these properties by a mining company resulting in approximately $1.0 million in production royalties paid to PAB. These activities were halted due to litigation. PAB has since arranged a lease-purchase agreement with a Canadian mining company which makes annual payments of $200,000 to PAB. The Canadian company has conducted an extensive drilling program on the properties resulting in discovery of more than one million ounces of gold in ore of a grade well above commercial requirements. Only a small proportion of the total 8,500 acres comprising the claim block has been tested.

     The proposed Option Agreement with PAB as outlined in the Proxy Statement was finalized after several months of negotiations. Each of your directors contributed to the final document and they unanimously recommend a favorable vote of the agreement. We ask a prompt return in the accompanying envelope, postage paid.

                              Yours very truly,


                              --------------------------
                              Page P. Blakemore, Sr.
                              Chairman of the Board,
                              President, Chief Executive
                              Officer and Treasurer